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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Vocus, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
92858J 10 8
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92858J 10 8	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Edison Venture Fund IV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,157

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,157

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,157

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

less than 0.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Based on 17,626,619 shares outstanding as of November 1, 2007, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No.	92858J 10 8	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Edison Partners IV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,157

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,157

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,157

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

less than 0.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Based on 17,626,619 shares outstanding as of November 1, 2007, according to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No.	92858J 10 8	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Gary Golding

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		22,971(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,177(2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,971(1)

WITH:	8	SHARED DISPOSITIVE POWER:

1,177(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

24,148(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.1%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 21,333 shares of Common Stock issuable upon the exercise of stock options within 60 days.
(2) Includes 20 shares of Common Stock held by the Reporting Person’s son.
(3) Based on 17,626,619 shares outstanding as of November 1, 2007, according to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No.	92858J 10 8	Page	5	of	11

1	NAMES OF REPORTING PERSONS: John Martinson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,157

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,157

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,157

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

less than 0.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Based on 17,626,619 shares outstanding as of November 1, 2007, according to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No.	92858J 10 8	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Joe Allegra

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,157

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,157

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,157

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

less than 0.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Based on 17,626,619 shares outstanding as of November 1, 2007 according to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No.	92858J 10 8	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Ross Martinson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,157

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,157

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,157

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

less than 0.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Based on 17,626,619 shares outstanding as of November 1, 2007, according to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No.	92858J 10 8	Page	8	of	11

Item 1(a):	Name of Issuer.

Vocus, Inc. (“Issuer”)

Item 1(b):	Address of Issuer’s Principal Executive Offices.

4296 Forbes Boulevard Lanham, Maryland 20706

Item 2(a):	Name of Person Filing.

This statement is filed by Edison Venture Fund IV, L.P., a Delaware limited partnership (“Edison Venture”), Edison Partners IV, L.P., a Delaware limited partnership (“Edison Partners”), and Gary Golding (“Golding”), John Martinson, Joe Allegra, and Ross Martinson, each a general partner of Edison Partners (“Partners”). Edison Venture, Edison Partners and the Partners are collectively referred to as the “Reporting Persons”.

Item 2(b):	Address of Principal Business Office or, if none, Residence.

The principal address for the Reporting Persons is 1009 Lenox Drive #4, Lawrenceville, New Jersey 08648.

Item 2(c):	Citizenship.

Each of Edison Venture and Edison Partners is a limited partnership organized under the laws of the state of Delaware. Each of the Partners is a citizen of the United States.

Item 2(d):	Title of Class of Securities.

Common Stock, par value $.01 per share (“Common Stock”)

Item 2(e):	CUSIP Number.

92858J 10 8

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:

CUSIP No.	92858J 10 8	Page	9	of	11
Golding is the record holder of 24,148 shares of Common Stock including 20 shares held by his son (“the Son Shares”) and stock option rights to buy 21,333 shares. Golding expressly disclaims beneficial ownership of the Son Shares, except to the extent of his pecuniary interest therein, if any.
Edison Venture is the record holder of 1,157 shares of Common Stock (the “Edison Shares”). As the general partner of Edison Venture, Edison Partners may be deemed to beneficially own the Edison Shares. In their capacities as general partners of Edison Partners, each of the Partners may also be deemed to beneficially own the Edison Shares.
Each Reporting Person, other than Edison Venture, expressly disclaims beneficial ownership of the Edison Shares, except to the extent of his or its pecuniary interest therein, if any.
(b)	Percent of Class:
See Item 11 of each cover page
(c)	Number of shares as to which each person has:
(i)	Sole power to vote or to direct the vote:
See Item 5 of each cover page
(ii)	Shared power to vote or to direct the vote:
See Item 6 of each cover page
(iii)	Sole power to dispose or to direct the disposition of:
See Item 7 of each cover page
(iv)	Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page

Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of Securities, check the following ☑.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

CUSIP No.	92858J 10 8	Page	10	of	11

Not Applicable. Each of the Reporting Persons expressly disclaims membership in a “group” as defined in Rule 13d-1(b)(ii)(J).

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

Not Applicable

CUSIP No.	92858J 10 8	Page	11	of	11
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2008

EDISON VENTURE FUND IV, L.P.

By:	Edison Partners IV, L.P., its General Partner

By:	*

Gary Golding, General Partner

EDISON PARTNERS IV, L.P.

By:	*

Gary Golding, General Partner

*

Gary Golding

*

John Martinson

*

Joe Allegra

*

Ross Martinson

* By:	/s/ Gary Golding
Gary Golding, in his individual capacity and as attorney-in-fact